ATCO
GROUP

Corporate Office

[redacted]

05012266

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: Jodene.dutnall@atco.com

October 26, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Declaration of Dividends and Press Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU.NV	.275	CAD	10/24/2005	11/09/2005	12/01/2005
CU.X	.275	CAD	10/24/2005	11/09/2005	12/01/2005
CU.PR.T	.368750	CAD	10/24/2005	11/09/2005	12/01/2005
CU.PR.V	.331250	CAD	10/24/2005	11/09/2005	12/01/2005
CU.PR.D	.412500	CAD	10/24/2005	11/09/2005	12/01/2005
CU.PR.A	.362500	CAD	10/24/2005	11/09/2005	12/01/2005
CU.PR.B	.375000	CAD	10/24/2005	11/09/2005	12/01/2005

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 10/24/2005 15:40:08
Last Updated: 10/24/2005 15:40:08

CU
CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FILE NO. 82-34744

FOR IMMEDIATE RELEASE

Canadian Utilities Limited Declares Quarterly Dividend

CALGARY, October 24, 2005 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
Class A Non-Voting	CU.NV	0.275	09-Nov	01-Dec
Class B Common	CU.X	0.275	09-Nov	01-Dec
Series Q 5.90%	CU.PR.T	0.368750	09-Nov	01-Dec
Series R 5.30%	CU.PR.V	0.331250	09-Nov	01-Dec
Series S 6.60%	CU.PR.D	0.412500	09-Nov	01-Dec
Series W 5.80%	CU.PR.A	0.362500	09-Nov	01-Dec
Series X 6.00%	CU.PR.B	0.375000	09-Nov	01-Dec

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502